SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _________)

GREENFIELD ONLINE, INC.

(Name of Subject Company (Issuer))

CRISP ACQUISITION CORPORATION

MICROSOFT CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

395150 10 5

(CUSIP Number of Class of Securities)

Keith R. Dolliver

Associate General Counsel, Finance and Operations

Microsoft Corporation

One Microsoft Way

Redmond, WA 98052-6399

(425) 882-8080

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Lance Bass

Andrew Moore

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, WA 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*_____	Not Applicable*_____

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Press Release issued by Microsoft Corporation and Greenfield Online, Inc., dated September 10, 2008 (filed herewith).